United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of October, 2005

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Press Release  October 26th, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: October 26, 2005

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, October 26, 2005

THIRD QUARTER 2005 RESULTS
(Peso amounts are stated in millions in constant terms as of September 30, 2005)

HIGHLIGHTS

  GRUMA continued to achieve strong net sales and sales volume growth, both of which were driven mainly by Gruma Corporation and, to a lesser extent, GIMSA. Sales volume increased 9% and net sales 8% over those of third quarter 2004.

  GRUMA's EBITDA declined 5% mainly as a result of reductions in Gruma Venezuela and Molinera de Mexico, which were partially offset by improvements in GIMSA.
  Gruma Corporation's EBITDA was fairly flat despite impressive sales volume growth, which in part was a result of the company's integration of its recent acquisitions and capacity expansions throughout this transitional year.

  Majority net income increased 103% to Ps 321 million, driven by reductions in other expenses and taxes as well as higher income from Grupo Financiero Banorte.

  Debt increased 21% versus September 2004 due to greater capital expenditures, especially in Gruma Corporation.

Consolidated Financial Highlights
(Ps millions)

	3Q05	3Q04	VAR (%)
Volume (thousand metric tons)	1,014	927	9
Net sales	6,873	6,343	8
Operating income	430	489	(12)
Operating margin	6.3%	7.7%	(140) bp
EBITDA	698	731	(5)
EBITDA margin	10.2%	11.5%	(130) bp
Majority net income	321	158	103
ROE	9.7%	7.2%	250 bp

Debt
(US$ millions)

Sep'05	Sep'04	Var (%)	Jun'05	Var (%)
642	530	21%	643	-

RESULTS OF OPERATIONS
3Q05 vs. 3Q04

Sales volume rose 9% to 1,014 thousand metric tons, driven mainly by strong volume growth of 16% in Gruma Corporation, half of which was organic and half of which resulted from acquisitions.

Net sales increased 8% to Ps 6,873 million due primarily to the aforementioned sales volume growth in Gruma Corporation and, to a lesser extent, higher sales volume in GIMSA. Sales from foreign operations constituted 69% of consolidated net sales.

Cost of sales as a percentage of net sales increased to 65.5% from 64.6%. The increase was driven mainly by Gruma Corporation, Molinera de Mexico, and Gruma Venezuela. In absolute terms, cost of sales rose 10% mostly in connection with higher net sales.

SG&A as a percentage of net sales increased to 28.2% from 27.7%, driven mainly by GIMSA, Gruma Venezuela, and Molinera de Mexico. In absolute terms, SG&A increased 10% mostly as a result of higher sales volume in Gruma Corporation.

Operating income declined 12% and, as a percentage of net sales, decreased to 6.3% from 7.7%, driven mainly by a weaker performance in Gruma Venezuela resulting from higher costs and a difficult competitive environment. To a lesser extent, Molinera de Mexico and Gruma Corporation contributed to the decline.

Net Comprehensive Financing Cost

(Ps millions)

Items	3Q05	3Q04	Change	Comments
Interest expense	158	129	29	Higher debt and higher interest rates.
Interest income	(13)	(115)	102	Gains in connection with equity swaps of GRUMA shares during 3Q04.
Foreign exchange loss (gain)	11	(9)	21	Peso depreciation in 3Q05 versus peso appreciation in 3Q04.
Monetary position loss (gain)	(70)	(26)	(44)	Higher inflation in the United States; higher monetary liabilities in Venezuela.
Total	86	(21)	25

Other expenses, net, were Ps 32 million, Ps 172 million lower than in the same period last year. The reduction is due mainly to write-downs of some fixed assets at GIMSA and PRODISA during 2004.

Taxes and employees' profit sharing totaled Ps 81 million, Ps 103 million lower than in third quarter 2004, due primarily to lower deferred taxes in connection with the cancellation of tax provisions for dividend payments from Gruma Corporation and Gruma Venezuela to GRUMA. The effective tax rate was 25.9%.

GRUMA's share of net income in unconsolidated associated companies (Grupo Financiero Banorte) totaled Ps 127 million, Ps 62 million higher than in third quarter 2004.

GRUMA's total net income was Ps 358 million, 91% higher than in third quarter 2004. GRUMA's majority net income was Ps 321 million, 103% higher than last year. The increase resulted mainly from reductions in other expenses and taxes and from higher income from Grupo Financiero Banorte.

FINANCIAL POSITION
September 2005 vs. September 2004

Balance-Sheet Highlights	Total assets were Ps 26,931 million, an increase of 14% that was driven mainly by (1) higher property, plant, and equipment due to acquisitions and capacity expansions in Gruma Corporation and GIMSA's acquisition of Agroinsa, S.A. de C.V. (Agroinsa), described more fully below; (2) higher deferred assets in connection with (a) goodwill arising from the abovementioned acquisitions, and (b) expenses associated with the issuance of the perpetual bond; and (3) the higher value of the investment in Grupo Financiero Banorte, which is accounted for by the equity method.

Total liabilities were Ps 13,043 million, 24% more, as a result of (1) higher debt due to an increase in capital expenditures; (2) higher inventories in connection with acquisitions, organic growth, and higher grain costs; and (3) higher long-term accounts payable in connection with (a) the pending payment of the acquisition of Agroinsa and (b) higher deferred taxes.

Stockholders' equity on September 30, 2005, totaled Ps 13,888 million, 7% higher than the balance on September 30, 2004.
Debt Profile	As of September 30, 2005, GRUMA's debt amounted to US$642 million, of which 97% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2005	2006	2007	2008	2009	2010...	Total
7.75% perpetual bonds						300.0	300.0
Syndicated loan						189.0	189.0
7.625% notes due 2007			50.5				50.5
7.96% senior notes	0.3	1.4	1.5	1.6	10.5		15.3
Other	20.9	5.9	44.0	1.5	11.7	3.4	87.4
TOTAL	21.2	6.8	96.0	3.1	22.2	492.4	642.2

Debt Ratios

	3Q05	2Q05	3Q04
Debt Ratios (last twelve months)
Debt/EBITDA	2.5	2.5	2.1
EBITDA/interest expense	5.1	5.4	5.8

Others Ratios

Operational Ratios
Accounts receivable outstanding (days to sales)	39	40	38
Inventory turnover (days to cost of sales)	72	66	67
Net working capital turnover (days to sales)	52	57	49
Asset turnover (total assets to sales)	1.0	1.0	0.9
Profitability Ratios(%)
ROA	5.1	4.6	4.2
ROE	9.7	8.5	7.2
ROIC	7.4	6.3	6.3

CAPITAL EXPENDITURE PROGRAM

GRUMA's investments totaled Ps 695 million during third quarter 2005. Most of these investments were applied to Gruma Corporation and GIMSA.

Gruma Corporation completed the expansion of a corn mill in Indiana, which increased U.S. production capacity by approximately 10%. This expansion, together with upgrades at existing facilities, will have increased U.S. corn flour production capacity by 15% for the year.

Also during September, Gruma Corporation concluded the acquisition of a small tortilla plant in the Bay Area (near San Francisco, California), which will provide additional production capacity as well as the flexibility for expansion at the plant. This acquisition will allow Gruma Corporation to better serve its customers with fresher, locally made products and to achieve transportation synergies. In addition, investments in Gruma Corporation were applied to capacity expansions and upgrades at existing facilities.

On August 24, 2005, GIMSA acquired a 100% interest in Agroinsa, S.A. de C.V. (Agroinsa), a company based in Monterrey, Mexico, which is engaged primarily in the production of corn flour and, to a lesser extent, wheat flour and other products. In accordance with applicable law, GIMSA notified the Mexican Federal Competition Commission (Comision Federal de Competencia) of the acquisition of Agroinsa. Regulatory approval for this acquisition is pending.

RECENT DEVELOPMENTS
NEW CEO for GRUMA

Today, Mr. Roberto Gonzalez, as chairman of the GRUMA board of directors, and the GRUMA board of directors appointed Jairo Senise as chief executive officer of GRUMA effective January 1, 2006. Mr. Gonzalez will continue as chairman of the board.

Mr. Senise joined the company in August, 2002 as president and CEO of Gruma Corporation and has been very active in the development of Gruma Corporation's growth strategy.

SHARES REPURCHASED

During 3Q05, GRUMA  sold 2,869,300 common shares.

SUBSIDIARY RESULTS
3Q05 vs. 3Q04

Gruma Corporation

Sales volumen increased 16% over that of last year driven mainly by (1) continued strong demand in the tortilla and corn flour businesses; (2) increased marketing of tortilla-related products by key fast-food restaurant chains; (3) the effect of the two European acquisitions concluded during July 2004, which were partially reflected in 3Q04 results; and (4) the effect of the recent acquisition of the tortilla assets of Cenex Harvest States in May 2005. Acquisitions represented approximately half of Gruma Corporation's volume growth.

Net sales increased 15% to Ps 3,643 million in connection with sales volume growth. The rate of growth in net sales slightly lagged sales volume growth due to (1) the incorporation of the corn flour operations in Italy, which have lower-priced products than the rest of Gruma Corporation's operations; and (2) the recent acquisition of the tortilla assets of CHS, which has a higher mix of foodservice sales. Approximately one third of the overall net sales increase at Gruma Corporation came from the acquisitions.

Cost of sales as a percentage of net sales increased to 58.0% from 54.7% due mainly to the following:
(1) Increased costs for utilities, additives and packaging.
(2) Higher fixed cost due to capacity expansions, both organic and through acquisition.
(3) The incorporation of the acquisition of the tortilla assets of CHS, which reports lower gross margins than the rest of the U.S. tortilla operations. Though the company has improved the performance of this acquisition, it is still undergoing its planned restructuring process.
(4) Increased distribution of lower-margin products that are not manufactured by Gruma Corporation. Some of these products (e.g., salsas and dips) are complementary to Gruma Corporation's products.
(5) Increased distribution of lower-margin products that are not manufactured by Gruma Corporation. Some of these products (e.g., salsas and dips) are complementary to Gruma Corporation's products.

In absolute terms, cost of sales increased 22% due to the sales volume growth and cost increases mentioned above.

SG&A as a percentage of net sales improved to 33.2% from 34.1% due to better expense absorption in connection with (1) sales volume growth and (2) a change in the mix towards foodservice sales, which require lower selling expenses than retail sales. In absolute terms, SG&A rose 11% due mainly to increased distribution expenses in connection with sales volume growth and higher fuel prices. To a lesser extent, the incorporation of the acquisitions also drove the overall SG&A increase in absolute terms.

Operating income as a percentage of net sales decreased to 8.8% from 10.7%. In absolute terms, operating income decreased 5%.

Going forward, the company expects to offset cost increases through additional efficiencies in manufacturing, transportation, and distribution and through changes in the sales mix towards value-added and higher-margin products. As we have mentioned previously, we see the year 2005 as a transitional period during which we are focusing on new capacities on which we expect to capitalize and that should allow Gruma Corporation to improve its financial performance.

GIMSA

Sales volume increased 12% during 3Q05, mainly as a result of the recent acquisition of Agroinsa and, to a lesser extent, (1) increased sales to corporate customers in connection with new product development, and (2) increased sales to wholesalers due to increased regional coverage of some of our customers. Approximately 85% of GIMSA's sales volume growth is derived from the acquisition of Agroinsa, whose operations are reflected in GIMSA beginning in August 2005.

Corn flour sales volume increased 7%, of which approximately 26% came from GIMSA's operations prior to the inclusion of Agroinsa and 74% came from Agroinsa's corn flour sales volume. Excluding Agroinsa, GIMSA's sales volume increased 2% in 3Q05.

Net sales increased 11% to Ps 1,680 million, reflecting the aforementioned sales volume growth. Approximately 80% of the increase in net sales is due to the inclusion of Agroinsa. Average prices decreased 2% as a result of the change in the product mix due to the incorporation of Agroinsa's products. GIMSA's average corn flour prices were similar to those of third quarter 2004.

Cost of sales as a percentage of net sales improved to 70.3% from 74.7% as a result of lower corn costs and better cost absorption in GIMSA's operations prior to the inclusion of Agroinsa. In absolute terms, cost of sales increased 4% in connection with sales volume growth derived from the inclusion of Agroinsa.

SG&A as a percentage of net sales rose to 18.5% from 18.0% and, in absolute terms, increased 13%. Both increases were due mainly to higher freight and advertising expenses. Freight expenses increased in connection with (1) growth in sales to corporate customers for whom the company usually pays freight expenses, and (2) increased intercompany shipments due to higher demand in the southeast region of the country. In absolute terms, SG&A also increased in connection with the acquisition.

Operating income as a percentage of net sales improved to 11.2% from 7.2% and, in absolute terms, increased 71% to Ps 188 million.

For additional information, please see GIMSA ''Management's Discussion and Analysis of Results of Operations and Financial Condition for Third Quarter 2005'', available through GRUMA's website, www.gruma.com, and through GIMSA's website, www.gimsa.com.

Gruma Venezuela

Sales volume decreased 11% due to lower corn flour sales volume as a result of three factors: (1) government social welfare programs have increased their share within the retail industry, (2) a new corn flour competitor oriented to government supply, which entered the market in 2004, and (3) intense competition from the leading corn flour producer.

Net sales decreased 18% to Ps 704 million in connection with lower prices and lower volumes. Lower prices have resulted from the aforementioned competitive environment and from government-imposed price controls, which have limited the company's ability to raise prices.

Cost of sales as a percentage of net sales increased to 87.7% from 78.6% due to (1) higher raw-material costs, (2) lower prices, and (3) lower absorption of fixed costs resulting from lower sales volume. Wheat costs increased in connection with the bolivar devaluation, which occurred at the beginning of March, and new tariffs imposed on wheat imported. Corn costs increased with the latest crop. In absolute terms, cost of sales decreased 8% due to lower sales volume.

SG&A as a percentage of net sales increased to 18.1% from 17.2% due to lower absorption of fixed expenses in connection with lower net sales. In absolute terms, SG&A decreased 13% due mostly to lower distribution expenses in connection with lower sales volume.

Operating loss was Ps 41 million. Operating margin decreased to negative 5.8% from positive 4.3%.

Molinera de Mexico

Sales volume increased 5% due mostly to higher sales to corporate customers.

Net sales decreased 2% to Ps 446 million due to lower prices resulting from intense competition in the industry and from lower wheat prices.

Cost of sales as a percentage of net sales increased to 86.1% from 82.8% resulting from lower prices, which declined at a higher rate than wheat cost due to intense competition. In absolute terms, cost of sales increased 1% in connection with sales volume growth.

SG&A as a percentage of net sales increased to 21.3% from 20.5% due to reduced expense absorption and higher freight expenses in connection with increased sales to customers located farther from the plants, as well as from higher intercompany shipments. In absolute terms, SG&A increased 2% in connection with sales volume growth and higher freight expenses.

Operating loss was Ps 33 million, representing 7.4% of net sales, versus a loss of Ps 15 million last year.

Gruma Centroamerica

Sales volume increased 18% due to (1) higher corn flour volume stemming from low local corn supplies, and (2) increased advertising in rural areas.

Net sales increased 12% to Ps 368 million due to increased sales volume in the corn flour segment. The rate of growth in net sales lagged sales volume growth due to (1) a change in the sales mix towards corn flour in bulk presentation, and (2) lower prices in connection with lower corn costs.

Cost of sales as a percentage of net sales improved to 68.3% from 70.2%, driven mainly by lower corn costs and better absorption in the corn flour business. In absolute terms, overall cost of sales increased 9% due to the aforementioned growth in corn flour sales volume.

SG&A as a percentage of net sales improved to 26.7% from 27.5% due to better expense absorption. In absolute terms, SG&A rose 8% due mainly to (1) higher distribution expenses in connection with corn flour sales volume growth and higher fuel prices, and (2) higher promotion and advertising expenses in connection with the launching of new products and increased advertising in the tortilla business.

Operating income was Ps 18 million compared to Ps 7 million last year. Operating margin improved to 5.0% from negative 2.2%.

Other and Eliminations[1]	Operating loss was Ps 25 million compared to an operating income of Ps 10 million in third quarter 2004.

1 Other and Eliminations include PRODISA, corporate services, technology operations, and accounting eliminations.

CONFERENCE CALL

The company will hold a conference call to discuss its third quarter 2005 results on Thursday, October 27, 2005, at 11:30 a.m. ET (10:30 a.m. Mexico and CT, 9:30 a.m. MT, 8:30 a.m. PT). From the United States or Canada please call (888) 515-2235; international or local callers dial (719) 457-2601; the passcode for all callers is 4453237. The conference call will also be webcast live via the GRUMA corporate website, www.gruma.com. For the conference replay, please call (888) 203-1112 from the United States or Canada, or (719) 457-0820 for international or local callers; passcode 4453237. For more details, please go to the Investor Relations page of the website. The audio webcast will be archived on the site.

ACCOUNTING PROCEDURES

The consolidated figures have been restated in pesos of constant purchasing power as of September 30, 2005, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to as ''Mexican GAAP.''
The restatement was determined as follows:
The figures for subsidiaries in Mexico, Central America, and Venezuela are restated to period-end constant local currencies following the provisions of Bulletin B-10 and B-15, applying the general consumer price index from the country in which the subsidiary operates.

Once figures are restated, they are converted to Mexican pesos by applying the exchange rate in effect at the end of the period.

For comparability purposes, the 2004 consolidated figures have been restated in Mexican pesos by utilizing an international weighted-average restatement factor described in Bulletin B-15, which considers the relative total net sales contribution by country for the year ended December 31, 2004, and the corresponding inflation and exchange-rate fluctuations during that period.

For Gruma Corporation, figures shown in this report are under US GAAP and were converted to pesos using a convenience translation with the exchange rate of Ps 10.79/dollar as of September 30, 2005. The differences between Mexican GAAP and US GAAP, as well as the differences between the application of the international weighted-average restatement factor from Bulletin B-15 and the application of convenience translation to Gruma Corporation, are reflected in the column entitled ''Other and Eliminations.''

ABOUT GRUMA
GRUMA, S.A. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Europe, Mexico, Central America, and Venezuela and exports to around 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has more than 15,700 employees and 80 plants. In 2004, GRUMA had net sales of US$2.2 billion, of which about half came from the company's U.S. operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of September 30, 2005)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD SEPTEMBER		
INCOME STATEMENT SUMMARY	**3Q05**	3Q04	VAR (%)	2Q05	VAR (%)	**2005**	2004	VAR (%)
NET SALES	**6,873**	6,343	8	6,487	6	**19,474**	18,090	8
GROSS PROFIT	**2,368**	2,247	5	2,256	5	**6,799**	6,489	5
GROSS MARGIN (%)	**34.5%**	35.4%		34.8%		**34.9%**	35.9%	
OPERATING INCOME	**430**	489	(12)	367	17	**1,184**	1,333	(11)
OPERATING MARGIN (%)	**6.3%**	7.7%		5.7%		**6.1%**	7.4%	
COMPREHENSIVE FINANCING COST (INCOME)	**86**	(21)		83		**239**	117	
INTEREST EXPENSE	**158**	129		152		**435**	370	
INTEREST INCOME	**(13)**	(115)		(12)		**(34)**	(137)	
FOREIGN EXCHANGE LOSS (GAIN)	**11**	(9)		8		**65**	42	
MONETARY POSITION (GAIN) LOSS	**(70)**	(26)		(65)		**(227)**	(158)	
OTHER (INCOME) EXPENSE, NET	**32**	203		38		**111**	222	
TAXES AND EMPLOYEES' PROFIT SHARING	**81**	184		107		**393**	546	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(127)**	(64)		(233)		**(476)**	(190)	
EXTRAORDINARY ITEMS	**0**	0		0		**53**	0	
NET INCOME	**358**	188	91	372	(4)	**865**	639	35
MAJORITY NET INCOME	**321**	158	103	340	(5)	**778**	541	44
EARNINGS PER SHARE[1]	**0.71**	0.35	102	0.76	(6)	**1.72**	1.20	43
EARNINGS PER ADR (US$)[2]	**0.26**	0.13	102	0.28	(6)	**0.64**	0.45	43
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**268**	242		251		**764**	747	
DEPRECIATION AND AMORTIZATION, TOTAL	**293**	458		275		**835**	1,025	
EBITDA[3]	**698**	731	(5)	618	13	**1,948**	2,080	(6)
INVESTMENTS	**695**	472		590		**1,534**	799	

BALANCE SHEET SUMMARY	**Sep-05**	Sep-04	VAR (%)	Jun-05	VAR (%)
CASH AND CASH EQUIVALENTS	**490**	589	(17)	351	40
TRADE ACCOUNTS RECEIVABLE	**3,015**	2,682	12	2,881	5
OTHER ACCOUNTS RECEIVABLE	**968**	713	36	898	8
INVENTORIES	**3,575**	3,052	17	3,083	16
CURRENT ASSETS	**8,285**	7,265	14	7,472	11
PROPERTY, PLANT, AND EQUIPMENT, NET	**13,810**	12,816	8	13,362	3
TOTAL ASSETS	**26,931**	23,529	14	25,236	7
SHORT-TERM DEBT	**295**	758	(61)	673	(56)
CURRENT LIABILITIES	**4,123**	3,943	5	3,665	12
LONG-TERM DEBT	**6,634**	5,268	26	6,300	5
TOTAL LIABILITIES	**13,043**	10,521	24	11,778	11
MAJORITY STOCKHOLDERS' EQUITY	**11,048**	10,421	6	10,718	3
STOCKHOLDERS' EQUITY	**13,888**	13,008	7	13,458	3
CURRENT ASSETS/CURRENT LIABILITIES	**2.01**	1.84		2.04	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.94**	0.81		0.88	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.33**	0.32		0.34	
BOOK VALUE PER SHARE[1]	**24.41**	23.12		23.83	

[1] On the basis of 452,549,952 shares as of September 30, 2005, 450,767,543 shares as of September 30, 2004, and 449,680,652 shares as of June 30, 2005.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 10.79 per dollar as of September 30, 2005.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

October 26, 2005

Comision Nacional Bancaria y de Valores
Avenida Insurgentes Sur # 1971
Colonia Guadalupe Inn
Delegacion Alvaro Obregon
Mexico, D.F. C.P. 01020

At'n: Karla Siller Ojeda
Chief Supervisor for Issuers

We, ROBERTO GONZALEZ BARRERA and JUAN ANTONIO QUIROGA GARCIA, Chief Executive Officer and Chief Corporate Officer , respectively, of GRUMA, S.A. DE C.V. (the ''Issuer''), in accordance with article 33, section II of the Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores (''Mexican General Applicable Rules for Securities Issuers and Other Participants in the Securities Market''), hereby state under oath that, within the scope of our duties, we prepared the information contained in this quarterly report which, to the best of our knowledge, fairly presents the Issuer's condition. Furthermore, we state that we do not have knowledge of omitted or untrue material information in this quarterly report or that it contains information that might mislead investors.
GRUMA, S.A. DE C.V.

/s/
____________________________
Name: Roberto Gonzalez Barrera
Title: Chief Executive Officer

/s/
_______________________________
Name: Juan Antonio Quiroga Garcia
Title: Chief Corporate Officer